May 5, 2016

By Email and FedEx

Board of Directors

c/o Sorrento Therapeutics, Inc.

9380 Judicial Drive, San Diego, CA 92121

Attn: Corporate Secretary

Dear Directors:

I write on behalf of Wildcat Liquid Alpha, LLC (“WLA”) and Bonderman Family Limited Partnership (“BFLP” and, together with WLA, the “Wildcat Shareholders”) who collectively own 2,499,936 shares of common stock of Sorrento Therapeutics, Inc. (“Sorrento” or the “Company”). The Wildcat Shareholders believe that the Company’s Chief Executive Officer (“CEO”), Dr. Henry Ji, has consistently acted in a manner that is not in the best interests of shareholders and has destroyed significant shareholder value. Further, the Wildcat Shareholders believe that the Company’s Board of Directors (the “Board”) has failed to act in the best interests of shareholders, and that the Directors have breached their fiduciary duties.

As set forth more fully herein, three serious issues have come to light that expose the failure of Dr. Ji and the Board to properly manage the Company, as well as the intentional waste and diversion of Company assets. First, over the past several months, the Company has been acquiring and/or transferring assets to newly created wholly-owned subsidiaries and then issuing significant amounts of those subsidiaries’ shares back to the Company’s executive officers and Directors through significant grants of options, and warrants for Class B super-voting stock, all exercisable for nominal consideration, thereby engineering a personal benefit for such officers and Directors at the direct expense of the Company and its shareholders. Second, the Company has entered into and the Board has approved numerous imprudent transactions, including (i) the licensing of valuable assets to third parties (including newly created joint ventures) pursuant to arrangements where the Company has lost the ability to control the development and monetization of those assets; and (ii) the investment of significant capital to acquire minority interests in companies and joint ventures where the Company has little or no control or influence, in effect turning the Company into a passive investor in entities controlled by others. Third, the Company has demonstrated a complete inability to exercise financial discipline, and has repeatedly entered into transactions in which it has acquired scientific assets without the financial ability to either pay for those assets or further develop them to a stage where they can be monetized. As a result, to its detriment, the Company has been forced to renegotiate its obligations on several occasions and to enter into bargain sales of valuable assets. Even further, the Company has entered into inappropriate financing transactions without the proper consideration of less costly alternatives, including the massively dilutive financing that the

Wildcat Capital Management, LLC
888 7th Avenue, 37th Floor
New York, NY 10106
(212) 468-5100

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Company recently announced in which it effectively granted a free option to new investors to acquire 45% of the Company at a price that is near the 52-week low for the Company’s shares.

Through the improper conduct of Dr. Ji and the Board, the assets of the Company -- and, therefore, of its shareholders -- are being looted, and the value of the remaining assets dramatically diminished. Accordingly, we call upon the Board to take immediate steps to protect and maximize shareholder value. In addition, we request that the Board immediately terminate Dr. Ji as CEO or, if it refuses to do so, to resign and allow another slate of directors to do so.

I.	Improper Option and Warrant Grants by Subsidiaries to

Sorrento Executives and Board Members

We have recently learned of an egregious series of transactions that reflect blatant conflicts-of-interest and self-dealing by Dr. Ji and other Company executive officers, endorsed and abetted by the Board. In short, the Company has repeatedly transferred assets to newly created subsidiaries and then granted stock options to acquire significant amounts of stock at nominal prices to Dr. Ji, other executives, and non-employee Directors of the Company. Compounding that misconduct, Dr. Ji has also taken for himself warrants to acquire extraordinary numbers of shares that have 10 votes per share -- all for nominal consideration. These equity stakes are in addition to the equity stakes in Sorrento already granted to Dr. Ji and the other members of management and the Board, effectively “double dipping” at the direct expense of the Company and its shareholders. In addition, these grants represent uncrossed, virtually free options in each of the subsidiaries, creating a situation where Dr. Ji and the other recipients win even if the Company and its other shareholders do not.1

As disclosed in Item 13 of the Company’s Amendment No. 1 dated April 29, 2016 (“Amendment No. 1”) to its Annual Report on Form 10-K,2 five of Sorrento’s subsidiaries have issued stock options to certain Company executive officers and unidentified non-employee members of the Board. The five Sorrento subsidiaries that issued such stock options are TNK Therapeutics, Inc. (“TNK”), LA Cell, Inc. (“LA Cell”), Sorrento Biologics, Inc. (“Biologics”), Concortis Biosystems, Corp. (“CBC”), and Scintilla Pharmaceuticals, Inc. (“Scintilla”). In addition to Dr. Ji, other Company executive officers that received such stock options are George Ng (Executive Vice President, Chief Administrative Officer, and Chief Legal Officer), and Jeffrey Su (Executive Vice President and Chief Operating Officer).

In a telling sign of self-dealing, Dr. Ji is the President and CEO of four of the five subsidiaries (TNK, LA Cell, CBC, and Scintilla) that issued the stock options to him, Messrs. Ng and Su, and the unidentified non-employee members of the Board. Each of the five subsidiaries

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1      As a result of these options and warrants being uncrossed, the recipients would benefit from the success of any one subsidiary even if the others failed, a very different outcome than the shareholders would receive through their ownership in the parent Company.

2      It should be noted that some of these option and warrant issuances were granted as early as May 2015, but were not reported until the Company’s Form 10-K was filed on March 15, 2016. Further, disclosure of these grants was buried in a footnote to the financial statements until the recent filing of Amendment No. 1.

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have also issued warrants to Dr. Ji to purchase class B common stock that have 10-to-1 voting rights, thus giving Dr. Ji “super” voting rights.

Through this scheme, the equity value in the Company’s subsidiaries has literally been ripped away from the Company’s shareholders and given instead to Company insiders, including the individual Directors. By any standard, this scheme constitutes various breaches of the fiduciary duties owed to the Company’s shareholders by the Company’s Board, its Directors, and its officers. The specifics of the scheme as identified in Amendment No. 1 are as follows:

•	In May 2015, TNK granted options to purchase 1,000,000, 300,000, and 200,000 shares of common stock to Messrs. Ji, Ng, and Su, respectively, at an initial exercise price of $0.01 per share. TNK also granted a warrant to Dr. Ji to purchase 9,500,000 shares of TNK class B common stock that have 10 to 1 voting rights. Additionally, TNK granted options to purchase an aggregate of approximately 700,000 shares of common stock to certain unidentified non-employee members of the Board, at an initial exercise price of $0.01 per share.

•	In May 2015, LA Cell granted options to purchase 1,000,000, 300,000 and 100,000 shares of common stock to Messrs. Ji, Ng, and Su, respectively, at an initial exercise price of $0.01 per share. LA Cell also granted a warrant to Dr. Ji to purchase 9,500,000 shares of LA Cell class B common stock that have 10 to 1 voting rights. Additionally, LA Cell granted options to purchase an aggregate of approximately 700,000 shares of common stock to certain unidentified non-employee members of the Board, at an initial exercise price of $0.01 per share.

•	In October 2015, CBC granted options to purchase 1,000,000 and 100,000 shares of common stock to Messrs. Ji and Ng, respectively, at an initial exercise price of $0.25 per share. In May 2015, CBC also granted a warrant to Dr. Ji to purchase 9,500,000 shares of CBC class B common stock that have 10 to 1 voting rights. Additionally, CBC granted options to purchase an aggregate of approximately 600,000 shares of common stock to certain unidentified non-employee members of the Board, at an initial exercise price of $0.25 per share.

•	In October 2015, Biologics granted options to purchase 1,000,000, 100,000 and 400,000 shares of common stock to Messrs. Ji, Ng, and Su, respectively, at an initial exercise price of $0.01 per share. Biologics also granted a warrant to Dr. Ji to purchase 9,500,000 shares of Biologics class B common stock that have 10 to 1 voting rights. Additionally, Biologics granted options to purchase an aggregate of approximately 1,000,000 shares of common stock to certain unidentified non-employee members of the Board, at an initial exercise price of $0.01 per share.

•	In October 2015, Scintilla granted options to purchase 1,000,000 and 150,000 shares of common stock to Messrs. Ji and Ng, respectively, at an initial exercise price of $0.01 per share. Scintilla also granted a warrant to Dr. Ji to purchase 9,500,000 shares of Scintilla class B common stock that have 10 to 1 voting rights.

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Additionally, Scintilla granted options to purchase an aggregate of approximately 600,000 shares of common stock to certain unidentified non-employee members of the Board, at an initial exercise price of $0.01 per share.

Based on these belated disclosures, this series of transactions appears to be little more than a looting of Company assets by Dr. Ji, other Company executives, and, perhaps most disturbingly, the purportedly independent non-employee members of the Board. This is little more than theft, and demonstrates a fundamental willingness of this Board and this management to put their own personal interests above those of Sorrento and its shareholders, a situation that cannot continue.

II.	The Failures of Management and the Board

Regarding the Company’s Operations

Management and the Board have also failed in their responsibilities to manage and supervise the operations of the Company. We believe that the Company has failed to exercise any fiscal or operating discipline, and has made numerous poor decisions. The Company has expended far too much money and time collecting assets, and not enough money or time actually developing and monetizing those assets. The Company has also wasted corporate assets with incessant financial engineering, including by repeatedly placing technology into newly created subsidiaries with the goal of financing them separately and/or spinning them off into separate stand-alone companies. To date, of course, none of those expensive and time-consuming efforts has resulted in any significant fundraising or development progress. Dr. Ji has shown no ability to develop a responsible and cogent business plan, supported by the financial resources of the Company. Instead, the Company has overextended itself repeatedly, and has made financial commitments that it has been unable to honor. The Company has also made a number of seemingly passive minority investments in public and private companies controlled by other parties. In allowing this to happen, the Company’s Board has failed miserably in its responsibility to the Company’s shareholders. Below is a sampling of the numerous instances in which the Company has made poor decisions and the Board has failed to exercise appropriate oversight.

First, the Company has licensed valuable assets to third parties and retained little or no control or influence over the development and monetization of those assets. For example, in April 2015, the Company entered into a license agreement with NantCell, LLC (“NantCell”), a private company controlled by Dr. Patrick Soon-Shiong, pursuant to which the Company licensed a number of antibodies, antibody drug conjugates, and CAR-TNK products in exchange for $10 million in cash and $100 million of stock in NantCell. Apparently, the $100 million of illiquid stock was an insufficient investment for the Company so it proceeded to invest the valuable cash it received by purchasing an additional $10 million of stock in NantCell. However, as noted in the Company’s most recent Form 10-K, the ownership interest in NantCell does not provide the Company with any control or the ability to exercise significant influence over NantCell so the monetization of these assets, and of the investment in NantCell, are subject completely to the actions of outside parties.

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Second, the lack of financial discipline in the Company led it to sell Cynviloq™ long before it had reached its potential value. The Company bought Cynviloq™ in 2013 as part of the acquisition of IgDraSol, Inc. (“IgDraSol”). Because it did not have the financial wherewithal to support clinical trials required to gain approval for the drug, in July 2015, the Company sold IgDraSol to NantPharma LLC (“NantPharma”) for $90 million in cash plus potential future payments related to certain development and regulatory milestones. Although the sales agreement was given confidential treatment, Dr. Soon-Shiong, the controlling shareholder of NantPharma, has publicly represented that there has been no progress on Cynviloq™ since the sale, and that all data required for regulatory approval would need to be redone. Thus, it is uncertain whether any future proceeds from the IgDraSol sale will be received by the Company.3

Third, the Company has repeatedly made minority investments in joint ventures and other entities controlled by third parties with little control or influence over the outcome of those investments. For example, in April 2015, the Company entered an agreement to invest $40 million in exchange for a 40% interest in a joint venture with NantCell, known as NantiBody, LLC (“NantiBody”). As of September 30, 2015, NantiBody had no significant operations and had recorded a net loss of $95 million for the period from its inception. In July 2015, the Company entered into another agreement to invest $40 million in exchange for a 40% interest in a joint venture with NantBioScience, Inc. (“NantBioScience”), known as NantCancerStemCell, LLC (“NantStem”).4 The Company also contributed a number of potentially valuable small molecule compounds to NantStem. As of December 31, 2015, only five months after making the investment, the Company had to write down its NantStem investment by 25%. Similarly, in April 2015, the Company invested $10 million to acquire one million shares of NantBioScience, another private company owned by Dr. Soon-Shiong. Each of these transactions took valuable cash resources away from the Company’s own development resources in favor of obtaining minority investments in privately held opaque entities about which the shareholders of Sorrento have been provided little or no information.

Fourth, the Company has repeatedly made financial commitments that it has been unable to honor. As noted above, the Company made commitments to make minority investments of $40 million in each of NantiBody and NantStem. With insufficient cash resources, the Company was seemingly forced to sell its interest in IgDraSol in a poorly thought-out sale (as noted above) to fund its investment obligations. The majority of the cash proceeds from the sale of IgDraSol were invested in NantiBody and NantStem but, because the Company did not have enough cash to meet its commitments and fund other needs, it was forced to renegotiate the NantStem deal to reduce its funding obligation from $40 million to $20 million. As part of this negotiation, the

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3      According to the Company’s recent filings, the reported gain on the IgDraSol sale was $69.3mm. We note that according to these same public filings, the costs associated with the acquisition and development of Cynviloq™ were $73.2 million, consisting of (1) a $0.2 million option payment, (2) the issuance of 3,006,641 shares at $9.25/share ($27.8 million), (3) the issuance of 1,306,272 shares to former shareholders of IgDraSol due upon sale at $16.01/share ($20.9 million), and (4) pre-tax losses of $24.3 million related to the development of Cynviloq™ from 2013 through 2015. The sale of IgDraSol was reported to generate a cash payment of $90.1 million. Without commenting on the accounting for the transactions, it is hard to understand how the Company could report a gain anywhere close to $69.3 million.

4      As described supra, the $40 million investment commitment was subsequently reduced to $20 million.

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Company was forced to grant an option to two entities controlled by Dr. Soon-Shiong to acquire shares of NantKwest, Inc. (“NantKwest”) held by the Company, depriving the Company of substantial upside.

The NantStem renegotiation is but one example of the Company making cash commitments it could not honor. In August 2015, at a time when the Company was already suffering from a lack of cash, it entered into two commitments to acquire technologies to drop into a new subsidiary, TNK. However, due to lack of cash, the Company was unable to honor its obligations to pay for these acquisitions and has since had to renegotiate to extend the date on which such payments must be made. Also in August 2015, the Company entered into an agreement to develop and commercialize certain antibodies that it licensed from Mabtech Limited, a holding company for antibody development and manufacturing companies in China. Pursuant to the agreement, the Company made an initial license payment of $10 million and remains committed to make additional payments totaling up to $190 million over the next four years. It is unclear how the Company is going to find the cash required to make these payments and develop these assets, especially since such development will require many more millions of dollars for clinical trials and approvals in the locations where the Company has marketing rights: North America, the European Union, and Japan.

III.	The Failures of Management and the Board

Regarding Financing of the Company

In light of the Company’s mismanagement of its assets and its balance sheet, it is not surprising that it is in need of financing. Despite the fact that the Company had great visibility into its future cash needs, it waited a perilously long time to seek to raise that cash. And in finally doing so, the Company failed miserably. Apparently without conducting any sort of normal capital raising process -- shockingly, it failed to retain an investment banker and, to our knowledge, did not have any substantive discussions with any of its existing investors -- on April 4, 2016, the Company entered into contemporaneous purchase agreements with two investor groups (the “Investors”) whereby such Investors will invest up to approximately $150 million in separate private placements in newly issued common stock at $5.55 per share, and receive warrants to purchase common stock with an exercise price of $8.50 per share (collectively, the “Financing Transactions”). If the Company issues all of the shares contemplated by the Financing Transactions, it will issue 32,317,966 shares of common stock to the Investors, representing over 45% of the Company’s outstanding shares post-Transactions.5 The Company’s shareholders have not been provided with sufficient information about these Financing Transactions to determine, among other things: (i) the likelihood that the Transactions will actually close and the specifics of any condition that may cause the Transactions not to close; (ii) the actual number of shares of common stock that may be acquired (in the case of one of the Investors, the Company’s filing states that “up to” $50 million of shares may be sold); (iii) the Transactions’ dilutive effect on the Company’s existing shareholders; (iv) any other relationship or agreements between any of the Investors and the Company; (v) the relationship, if

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5       Based on 38,365,767 shares of common stock outstanding as of March 10, 2016, as reported in the Company’s March 14, 2016 Form 10-K.

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any, between the Investors or any agreements amongst the Investors with respect to the Company; (vi) the governance rights of any Investor or the Investors collectively; (vii) whether a vote by the Company’s shareholders is required to approve the Transactions; (viii) whether the Transactions constitute a change of control under applicable regulations and law, including, without limitation, pursuant to Rule 5635 of the NASDAQ Stock Market Rules; and (ix) whether the Board complied with its fiduciary duties, as applicable to the Transactions, under Delaware law. WLA made a formal request for such information and filed a complaint in the Delaware Court of Chancery seeking such information but was rebuffed by the Company. Why does the Company feel that it need not disclose to its shareholders important information concerning these Transactions? In fact, just this week, in announcing that it had closed one of the private placements for $10 million, the Company revealed for the first time that the investor in this private placement had agreed to vote all shares owned by such investor as instructed by the Board of Directors of the Company. This voting agreement was not included in the Company’s disclosure to shareholders at any time prior to the closing of such Transaction. This is yet another blatant attempt by Dr. Ji and the Board to mislead shareholders and further entrench themselves in complete disregard for the fundamental governance rights of shareholders.

One thing that is abundantly clear from the Company’s disclosure regarding the Financing Transactions is that, rather than maximizing value for the Company’s shareholders, the Financing Transactions will have a massive dilutive effect on the existing shareholders. The price at which the newly issued common stock is being offered (i.e., $5.55 per share) represents a price per share that is near the 52-week low of $4.25 and very far from the 52-week high of $26.80. The sale of such a large amount of stock at such low prices is simply not justified. Moreover, according to the Company’s public disclosures, the Financing Transactions’ purchase agreements provide the Investors with a due diligence out, effectively granting the Investors a free option to make the investment or, even worse, walk away from the Financing Transactions after the Company has further depleted its cash reserves, leaving the Company vulnerable and with fewer (if any) available options.

Despite its lack of financial discipline and failure to operate and develop its assets within the constraints of its balance sheet, the Company is not without other means to finance its most important development projects. As of December 31, 2015, the Company owned $97.3 million of NantKwest common stock that was carried on its balance sheet as “available for sale.” Why has Dr. Ji or the Board not looked to this non-strategic asset as a potential source of financing? Further, in the past, the Wildcat Shareholders have communicated directly to Dr. Ji that they would be interested in providing financing for the Company. The Wildcat Shareholders offered to sign a non-disclosure agreement but were never offered the opportunity to do so. We have also been told by another significant shareholder of the Company that it offered to discuss financing for the Company but was also rebuffed. Why did Dr. Ji or the Board not engage with the Wildcat Shareholders or other existing shareholders to discuss financing alternatives? Finally, we understand from our previous discussions with Dr. Ji that several large companies have expressed interest in acquiring the entire Company or certain assets of the Company at valuations that imply a significantly higher stock price than current levels. Why have Dr. Ji and the Board not engaged an investment banker to explore such a sale? No matter the course of

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action selected, Dr. Ji and the Board have the obligation to seek to raise additional capital without the massive dilution of the proposed Financing Transactions.

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For these and other reasons, it is apparent that Dr. Ji has consistently acted in a manner that is not in the best interests of shareholders and has destroyed significant shareholder value, that the Board has failed to act in the best interests of shareholders, and that the Directors have breached their fiduciary duties. Accordingly, the Wildcat Shareholders demand that the Board:

i.	Immediately terminate Dr. Ji as the CEO of the Company;
ii.	Immediately terminate the Financing Transactions that have not already closed to avoid further dilution to the existing shareholders;
iii.	Appoint three Directors to be nominated by the Wildcat Shareholders to lead a special committee of the Board (the “Special Committee”) to undertake the actions necessary to preserve and maximize shareholder value;
iv.	Authorize the Special Committee to seek and appoint an interim CEO and, if necessary, a permanent replacement for Dr. Ji with more commercial and executive experience;
v.	Authorize the Special Committee to engage an investment banker to initiate a sale process for the entire Company;
vi.	In the event that there are no buyers for the entire Company, authorize the Special Committee to sell selected non-strategic assets of the Company, including its minority investments in private companies, and unwind its minority positions in joint ventures so that it can focus on, maintain control of, and finance the development of the Company’s remaining assets;
vii.	In the event that neither the Company nor selected assets can be sold, management and the Special Committee should develop a well-defined and financed business plan that maximizes the value of the Company’s existing assets; further, the Company should immediately stop any further financial engineering efforts and under no circumstances should the Company acquire any additional assets for development.

 If the Board refuses to meet the Wildcat Shareholders’ demands, the Board should immediately resign and allow another slate of directors to take the actions that are required to protect and maximize shareholder value.

Finally, with respect to the option and warrant grants that were made by the Company’s subsidiaries to Dr. Ji, other members of management and the Directors, please be advised that the Wildcat Shareholders are not demanding that the Board take any legal or other action to address those transactions. Rather, in light of the fact that the Company’s Directors have themselves

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received those grants and are therefore obviously conflicted and in no way disinterested, the Wildcat Shareholders intend to pursue their available remedies including, among other things, legal action on the Company’s behalf to address this wrongdoing.

Nothing contained herein shall constitute a waiver of any of the Wildcat Shareholders’ rights and remedies, all of which are hereby reserved.

Sincerely,

/s/ Leonard A. Potter

Leonard A. Potter